Jillian Ivey Sidoti, Esq.

34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

June 8, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: EquityPoint, LLC Fund I Series
Form 1-A, filed August 11, 2008
File No. 24-10220

Dear Ms. Reilly,

Please find attached a copy of the tax opinion letter and prior performance table. Let us know if this is sufficient for completion of the Form 1-A.

We appreciate your time. Please contact us with any questions or concerns. Our fax number is 951-602-6049.

Sincerely,

/s/ David Utley
Paralegal to Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management
du/JIS

Home Investments LP Prior Performance	2006	2007	2008
Gross Revenues	$282,185	$511,719	$563,622
Less: Operating expenses	207,294	404,457	447,058
Interest expense	34,614	42,861	41,049
Net Income — GAAP Basis	40,277	64,401	75,515
Depreciation	7,800	9,459	10,799
Taxable Income	32,477	54,942	64,716
Cash generated from operations	40,277	64,401	75,515
Less: Cash distributions to investors	34,911	63,171	74,684
Cash generated (deficiency) after cash distributions	5,366	1,230	831

Primo Properties. LLC Prior Performance	2006	2007	2008
Gross Revenues		$53,703	$104,317
Less: Operating expenses		27,543	57,895
Interest expense		10,956	38,417
Net Income — GAAP Basis		15,204	8,005
Depreciation		6,501	15,010
Taxable Income		8,703	(7,004)
Cash generated from operations		15,204	8,005
Less: Cash distributions to investors		13,659	7,099
Cash generated (deficiency) after cash distributions		1,545	906

Homework Home Services, LLC Prior Performance	2006	2007	2008
Gross Revenues	$128,187	$91,964	$120,398
Less: Operating expenses	97,173	82,309	99,051
Interest expense	2,006	3,371	4,944
Net Income — GAAP Basis	29,018	6,284	16,403
Depreciation	8,070	13,072	20,599
Taxable Income	20,948	(6,788)	(4,196)
Cash generated from operations	29,018	6,284	16,403
Less: Cash distributions to investors	24,924	4,784	15,422
Cash generated (deficiency) after cash distributions	4,094	1,500	961

Chang G. Park, CPA, Ph. D.

◆ 2667 CAMINO DEL RIO S. SUITE B ◆ SAN DIEGO ◆ CALIFORNIA 92108 ◆
◆ TELEPHONE (858)722-5953 ◆ FAX (858) 761-0341 ◆ FAX (858) 764-5480
◆ E-MAIL changgpark@gmail.com ◆

To Whom It May Concern:

I have read FORM 1-A REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933 of EquityPoint, LLC Fund I series, a Delaware LLC located at 1800 Washington Ave., Vincennes, IN. 47591.

In my opinion, the LLC can file a partnership return (Form 1065) in the case of multiple members. However, it can elect to file as a corporation with the submission of Form 8832. By default, however, the LLC will be treated as a partnership by the Internal Revenue Service.

Very Truly Yours,

/s/ Chang G. Park

Chang G. Park, CPA

May 15, 2009
San Diego, California